UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-34656

Huazhu Group Limited

(Registrant’s name)

No. 699 Wuzhong Road

Minhang District

Shanghai 201103
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Conversion Rate Adjustment for Convertible Senior Notes due 2022 and Convertible Senior Notes due 2026 as a Result of Dividend

In March 2022, the board of directors of Huazhu Group Limited (the “Company”) declared a cash dividend of US$0.021 per ordinary share, or US$0.21 per American Depositary Share (“ADS”). Holders of the Company’s ordinary shares or ADSs at the close of business on March 24, 2022 will be entitled to receive the cash dividend. As a result of the cash dividend, the conversion rate for the Company’s outstanding 0.375% convertible senior notes due 2022 issued in November 2017 (the “2017 Notes”) increased from 22.5215 to 22.6617 with immediate effect after the close of business on March 24, 2022. The conversion rate for the Company’s outstanding 3.00% convertible senior notes due 2026 issued in May 2020 (the “2020 Notes”, together with the 2017 Notes, the “Notes”) increased from 23.9710 to 24.1202 with immediate effect after the close of business on March 24, 2022. The adjustments are made in accordance with the terms of the respective indenture for the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: March 24, 2022	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors

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